Mail Stop 4561

April 30, 2009

Mr. James B. Kylstad
Chief Executive Officer
Why USA Financial Group, Inc.
2801 S. Wayzata Boulevard, Suite 100
Minneapolis, MN 55405

> **Re:** **Why USA Financial Group, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed May 6, 2008**
> **File No. 000-30601**

Dear Mr. Kylstad:

We have reviewed your response letter dated April 20, 2009, and have the following additional comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended September 30, 2008

Note 1. Impairment of Long-Lived Assets, page 7

1. Please tell us how much of the corporate headquarters building is occupied by Discover, how much is leased to third parties, how much is available for lease, and how much is available for other uses. Additionally, please tell us the amount of revenues generated from leasing space in the headquarters building, and the amount of revenues generated from any other uses.

<u>General</u>

2. Please file your faxed response to us dated April 20, 2009 as correspondence on Edgar.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief